January 29, 1997



C. W. Pecher
Birmingham Steel Corporation
1000 Urban Center Parkway
Suite 300
Birmingham, AL  35242-2516


RE:	Amended Schedule 13G


Enclosed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at December 31, 1996 by American Express Company and American Express Financial Corporation in common stock of Birmingham Steel Corporation.

Sincerely,



Steve Turbenson
Director - External Reports and Tax



Enclosure






SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G


Under the Securities and Exchange Act of 1934



Birmingham Steel Corporation
(Name of Issuer)

Amendment #1

Common Stock
(Title of Class of Securities)



091250-10-0
(CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.









CUSIP NO.  091250-10-0


1)	Name of Reporting Person	American Express Company

	S.S. or I.R.S. Identification	IRS No. 13-4922250
	No. of Above Person


2)	Check the Appropriate Box		(a)
	if a Member of a Group		(b) X - Joint Filing


3)	SEC Use Only


4)	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
	(5)	Sole Voting Power	-0-
	(6)	Shared Voting Power	470,900
	(7)	Sole Dispositive Power	-0-
	(8)	Shared Dispositive Power	1,583,200


9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		1,583,200


10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares		Not Applicable


11)	Percent of Class Represented by
	Amount In Row (9)				5.6%


12)	Type of Reporting Person		CO, HC






CUSIP NO.   091250-10-0


1)	Name of Reporting Person	American Express Financial Corporation

	S.S. or I.R.S. Identification	IRS No. 13-3180631
	No. of Above Person


2)	Check the Appropriate Box		(a)
	if a Member of a Group		(b) X - Joint Filing


3)	SEC Use Only


4)	Citizenship or Place of Organization		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
	(5)	Sole Voting Power				-0-
	(6)	Shared Voting Power			470,900
	(7)	Sole Dispositive Power			-0-
	(8)	Shared Dispositive Power		1,583,200


9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		1,583,200


10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares		Not Applicable


11)	Percent of Class Represented by
	Amount In Row (9)				5.6%


12)	Type of Reporting Person		CO, IA




1(a)		Name of Issuer:	Birmingham Steel Corporation

1(b)		Address of Issuer's Principal	1000 Urban Center Parkway  Suite 300
		Executive Offices:	Birmingham, AL  35242-2516

2(a)		Name of Person Filing:	American Express Company
			American Express Financial Corporation

2(b)		Address of Principal Business Office:	American Express Company
			American Express Tower
			200 Vesey Street
			New York, NY  10285

			American Express Financial Corporation
			IDS Tower 10
			Minneapolis, MN  55440


2(c)		Citizenship:		See Item 4 of Cover Page

2(d)		Title of Class of Securities:		Common Stock

2(e)		Cusip Number:			091250-10-0

3		Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
American Express Company, one of the persons filing this statement, is a
Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.


4(a)		Amount Beneficially Owned as of December 31, 1996:
See Item 9 of Cover Pages

4(b)		Percent of Class:    See Item 11 of Cover Pages

4(c)		Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:   See Item 5 of Cover Pages
		(ii)	Shared power to vote or direct the vote:   See Item 6 of Cover Pages
		(iii)	Sole power to dispose or to direct the disposition of:   See Item 7
			of Cover Pages
		(iv)	Shared power to dispose or to direct the disposition of:   See Item 8
			of Cover Pages


5		Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6		Ownership of more than 5% on Behalf of Another Person:

					Not Applicable

7		Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company:

					See Exhibit I

8		Identification and Classification of Members of the Group:

					Not Applicable

9		Notice of Dissolution of Group:

					Not Applicable

10		Certification:

    By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						American Express Financial Corporation



Dated:	December 31, 1996			By
							Signature


							Steve Turbenson
							Director - External Reports
							and Tax
							Name/Title

							Telephone:	(612)  671-2059



Exhibit Index


Exhibit I	Identification and Classification of the Subsidiary
	which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Statement of American Express Company

Exhibit III	Statement of American Express Financial Corporation



Exhibit  I

to

Schedule  13G

	One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial Corporation, a
Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors Act of 1940.


EXHIBIT II

to

SCHEDULE 13G

under the

Securities Exchange Act of 1934

American Express Company, American Express Tower, World Financial
Center, New York, New York disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that American Express Company is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

Pursuant to Rule 13d-1(f) (1) and subject to the preceding disclaimer, American Express Company affirms it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed on its behalf, and authorizes the President, any Vice President, the comptroller, the Secretary, the General Counsel, any Associate General Counsel or any Counsel, each with power to act singly, of each subsidiary of American Express Company making this filing to sign this statement on behalf of American Express Company.


					AMERICAN EXPRESS COMPANY



					By:____________________________
					Name:	Stephen P. Norman
					Title:	Secretary




Exhibit  III

to

Schedule  13G

Under  the

Securities Exchange Act of 1934


	Pursuant to Rule 13d-1(f)(1), American Express Financial Corporation affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed in its behalf.


	American Express Financial Corporation


	By:
	Steve Turbenson
	Director - External Reports
	and Tax